FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

GETTY COPPER INC.

(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1

(Address of principal executive offices)

Attachments:

1.

News Release Dated, May 19, 2006

2.

News Release Dated, May 30, 2006

3.

Unaudited Financial Statements for the Period Ended March 31, 2006

4.

Management Discussion & Analysis

5.

Certifications of Interim Filings

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: May 30, 2006	By: /s/ “John Parks”
Name

Its: Corporate Secretary
(Title)

Getty Copper Inc.

Trading Symbol TSXV: GTC

May 19, 2006

The company advises that it is withdrawing the disclosure of estimated resources on the Company’s Getty South Property located in the Highland Valley area of British Columbia as referenced in the news release dated December 22, 2005. At this time, the Company has been unable to complete the report in compliance with National Instrument 43-101 and CIM classifications and, as a result, until such a report has been prepared the previously disclosed estimated resource calculations should not be relied upon. There are no current mineral resources on the Getty South mineral property at this time.

In 1992 prior exploration work disclosed an inferred resource of 36,000,000 tonnes grading 0.47% copper using selective historical data derived from underground muck, face and wall, surface and underground diamond drill core, surface trench channel and surface diamond drill sludge copper assays. Watts Griffis and McOuat Ltd. in 1996 advised that this was a reasonable estimate of the exploration potential of the Getty South Deposit however in 1999 they advised that the results of a 13 hole diamond drill program cast doubt on a resource of 36,000,000 tonnes grading 0.47% copper.

There is no guarantee that the historical estimates will be verified and as such they should not be relied upon and while the Company believes that the historical resources are relevant, they do not meet the current standards in compliance with the CIM classifications.

The Company intends to continue with the geological studies to determine the extent of the resources on the Company’s and Getty South mineralized deposit.

The Company is continuing to await the detailed results of the oxide ore testing based on the INNOVAT continuous vat leaching from research being carried out at SGS Lakefield in their Ontario laboratories.

BY ORDER OF THE BOARD

John M. Parks, Director and Corporate Secretary

For further information please contact:

GETTY COPPER INC.

1000 Austin Avenue

Coquitlam, BC, V3K 3P1

Phone: 604-649-0331   Fax: 604-931-2814

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

Getty Copper Inc.

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2006

May 30, 2006 – Coquitlam, B.C. –Getty Copper Inc. [TSX Venture Exchange: GTC] (the “Company”), announces the financial results for the Company’s three months ending March 31, 2006.

For the three months ending March 31, 2006 the Company’s Net loss for the period increased by $101,458 compared to the three months ending March 31, 2005.  The increase in net loss from 2005 to 2006 can be attributed to an increase in professional fees by $22,789 and a $77,322 Income tax recovery recognized in the three months ending March 31, 2005.

Financial and Operating Highlights, provided by management

Three Months Ended March 31,
	2006	2005
Rent Revenue	$ Nil	$ 561
Expenses	$ 174,693	$ 153,317
Interest Earned	$ 2,774	$ 4,963
Future Income Tax Recovery	$ Nil	$ 77,332
Net Loss	$ 171,919	$ 70,461

Condensed Balance Sheets
As at,	March 31, 2006	Dec. 31, 2005	% change
Assets	$ 4,095,377	$ 3,887,352	5.3%
Liabilities	$ 512,960	$ 629,806	(18.6%)
Shareholders’ Equity	$ 3,582,417	$ 3,257,546	9.9%

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

On Behalf of	Getty Copper Inc. [TSX-V: GTC]
Getty Copper Inc.	1000 Austin Avenue
Coquitlam, British Columbia
Don Willoughby	Canada, V3K 3P1
Contact: Don Willoughby
Chief Finance Officer	Phone: (604) 931-3231 Fax: (604) 931-2814

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

GETTY COPPER INC.

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDING MARCH 31, 2006

(stated in Canadian dollars)

Contact:   1000 Austin Avenue

Coquitlam, British Columbia

Canada   V3K 3P1

Tel:  604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the “Issuer”)
Interim Financial Statements for the period ended March 31, 2006

The Issuer’s auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEET

(UNAUDITED)

 (stated in Canadian dollars)

ASSETS	March 31, 2006	Dec. 31, 2005
Current
Cash and cash equivalents	$ 287,185	$ 156,074
Goods and services tax recoverable	19,736	34,801
Prepaid expenses	28,423	25,699

	335,344	216,574

Mineral rights (note 3)	3,599,694	3,508,239

Property, building and equipment (note 4)	160,339	162,539

	$ 4,095,377	$ 3,887,352

LIABILITIES

Current
Accounts payable	$ 418,429	$ 534,758
Current portion of mortgage payable	2,167	2,127

	420,596	536,885

Mortgage payable (note 5)	92,364	92,921

	512,960	629,806

SHAREHOLDERS’ EQUITY

Share capital (note 7)	16,930,383	16,433,593

Contributed surplus (note 7)	860,726	860,726

Deficit	(14,208,692)	(14,036,773)
Commitments and Contingencies (Note 8)
	3,582,417	3,257,546

	$ 4,095,377	$ 3,887,352

Approved by the Directors

“Donald R. Willoughby”

,  Director, CFO

“John M. Parks”

,  Corporate Secretary

See accompanying notes to financial statements.

GETTY COPPER INC.

(UNAUDITED)

INTERIM STATEMENT OF OPERATIONS AND DEFICIT

 (stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
	March 30, 2006	March 31, 2005
Revenue
Rent	―	$ 561

Expenses
Amortization	519	783
Bank charges & interest	1,837	1,660
Filing fees	3,711	2,003
Insurance	458	419
Management fees	7,500	7,500
Marketing & promotion	1,713	1,418
Office & miscellaneous	4,507	5,070
Professional fees	133,543	110,754
Rent	1,500	1,500
Stock option compensation	―	4,206
Telephone	1,125	2,208
Transfer fees	1,874	888
Travel	7,846	7,577
Wages & benefits	8,560	7,331

Interest	(2,774)	(4,963)
Future income tax recovery	―	(77,332)
	171,919	71,022

Net loss	(171,919)	(70,461)

Deficit, beginning	(14,036,773)	(13,750,967)

Deficit, ending	$ (14,208,692)	$ ($13,821,428)

Loss per share	(0.004)	(0.002)
Weighted-average number of common shares outstanding	39,078,657	32,743,657

See accompanying notes to financial statements.

GETTY COPPER INC.

INTERIM STATEMENT OF CASH FLOW

(UNAUDITED)

 (stated in Canadian dollars)

	Three Months	Three Months
	Ending	Ending
	March 30, 2006	March 30, 2005

Cash flows used in operating activities
Net loss for the period	$ (171,919)	$ (70,461)
Add: Items not involving cash
Amortization – administration	519	783
Stock option compensation expense	─	4,206

Net change in non-cash working
capital balances
Decrease (increase) in goods and services
tax recoverable	15,065	(1,639)
Decrease (increase) in prepaid expenses	(2,724)	(6,523)
Increase (decrease) in accounts payable	(116,329)	(254,672)

	(275,388)	(328,306)

Cash flows from financing activities
Mortgage principal repayments	(517)	(517)
Share issue costs	(3,210)	(77,332)
Private placements, net of issue costs	500,000	─

	496,273	(77,849)

Cash flows used in investing activities
Exploration costs	(89,774)	(286,575)

Increase (decrease) in cash	131,111	(692,730)

Cash and short-term investments,
Beginning of the period	156,074	1,529,401

Cash and short-term investments
End of the period	$287,185	$836,671

Supplemental disclosure:
Cash used in operating activities includes:
Interest paid	$ 1,752	$ 1,788
Interest received	$ 2,774	$4,963

See accompanying notes to financial statements.

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

1.

General information and continuing operations

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable.  In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights.  The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

2.

Significant accounting policies

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a)

Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned.  If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount.  The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b)

Administrative costs

Administrative costs are expensed as incurred.

c)

Property, building and equipment

Property, building and equipment are recorded at cost.  Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment

30%

Building

4%

Computer equipment

45%

Computer software

100%

Office equipment

20%

Portable buildings

30%

d)

Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

2.

Significant accounting policies - continued

e)

Future income taxes

The Company follows the liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses.  Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)

Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)

Flow-through financing

Under the Canadian Income Tax Act a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company.  When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital.  Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)

Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year.  Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss.  For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)

Financial instruments

The Company's financial instruments consist of cash and short-term investments, goods and services tax recoverable, accounts payable, and mortgage payable.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

k)

Cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

3.

Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres.  Property, building and equipment amortization included in exploration costs during the three months ending March 31, 2006 amounted to $1,681 (2005 - $1,935).

As at March 31, 2006, the Company’s historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	─	─	161,709	5,000	─	166,709
Geology	791,243	37,303	1,752,944	244,430	157,304	2,983,224
Metallurgy	525	─	755,364	5,000	─	760,889
Other	731,591	16,447	910,499	141,337	129,814	1,929,688
Total exploration & development costs	$1,746,551	$ 56,800	$8,323,429	$ 919,239	$ 388,048	$11,434,067
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,779,761	$168,646	$8,675,826	$1,988,373	$ 501,931	$13,114,537
Less: Provision for impairment of deferred costs						$9,514,843
						$3,599,694

As at December 31, 2005, the Company’s historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	─	─	161,709	5,000	─	166,709
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117
Metallurgy	525	─	693,664	─	─	694,189
Other	730,044	16,436	909,469	139,443	129,648	1,925,040
Total Exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612
Mineral rights, acquisition costs	33,210	111,846	352,398	1,069,134	113,883	1,680,470
	$1,778,214	$168,634	$8,611,946	$1,962,523	$ 501,765	$13,023,082
Less: Provision for impairment of deferred costs						$9,514,843
						$3,508,239

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

3.

Mineral rights - continued

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. (“Robak”), a private company controlled by the Company’s president, under certain terms which were not met.  On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak.  The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation.  The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction.  An independent committee comprised of all directors except the Company’s president has initiated a thorough review of the historical geological data for the Getty South Property.  To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.

The Company is pursuing approaches to further develop its mineral rights.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights.  However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred.  Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910.  With the flow though financing obtained in December 2003, funds were available to proceed with the exploration work on the Getty North rights.  Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

4.

Property, building and equipment

	March 31, 2006
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,299	$ 1,019
Computer equipment	95,859	93,172	2,687
Computer software	74,359	74,359	--
Office equipment	53,819	44,349	9,470
Portable buildings	12,112	11,843	269
Building	178,124	53,552	124,572
Land	22,322	--	22,322
	$ 465,913	$ 305,574	$ 160,339

.

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

4.

Property, building and equipment - continued

	December 31, 2005
		Accumulated
	Cost	Amortization	Net

Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	--
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	--	22,322
	$ 465,913	$ 303,374	$ 162,539

5.

Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

March 31, 2006
2006	2,167
2007	92,364

$ 94,531

6.

Income taxes

Significant components of the Company's future income tax assets are as follows:

	Mar. 31, 2006	Dec. 31, 2005

Tax value of mineral rights in excess of book value	$ 1,814,000	$ 1,782,000)
Tax value of capital assets in excess of book value	128,000	127,000)

	1,942,000	1,909,000)
Valuation allowance	(1,942,000)	(1,909,000)

		---)

Net operating loss carryforwards	866,000	826,000)
Valuation allowance	(866,000)	(826,000)

	---)	---)

Net future income tax assets	$ ---)	$ --)

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

6.

Income taxes – continued

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	March 31, 2006	Dec. 31, 2005

Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)

Effective rate of tax recovery	---	---

At March 31, 2006, the Company has approximately $2,433,000 of loss carryforwards which may be available to reduce taxable income in future years.  These losses expire as follows:

2006	177,000
2007	195,000
2008	188,000
2009	228,000
2010	289,000
2011	720,000
2012	465,000
2013	171,000
$ 2,433,000

7.

Share capital

a) Authorized: Unlimited number of common shares

b) Issued:	Shares	Amount

Balance at December 31, 2004	32,743,657)	$ 16,587,659)

Shares issued for cash	1,335,000)	200,250)
Share issue costs	-)	(354,316)
Balance, December 31, 2005	34,078,657)	$ 16,433,593)
Shares issued for Cash January 16, 2006	5,000,000	500,000
Shares issue costs	-	(3,210)
Balance, March 31, 2006	39,078,657	$ 16,930,383

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

7.

Share capital - continued

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000.  Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.15 during the period from April 15, 2005 to April 14, 2006: $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.15 during the period from April 15, 2005 to April 14, 2006; $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.  Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company’s annual general meeting which was held on June 27, 2005.

On May 12, 2005, the company completed a private placement of 1,335,000 units.  Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.20 in the first year and $0.25 in the second year.

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000.  Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.30 in the first year and $0.35 in the second year.

Contributed Surplus in the amount of  $Nil (2005 - $4,206) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $Nil (2005-$77,332) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

Warrants outstanding at December 31, 2005:

Number of Warrants	Exercise Price	Expiry Date
4,400,000	0.25	December 7, 2006
1,335,000	0.20 / $0.25	May 12, 2006/07
2,500,000	$0.125/$0.15	January 16, 2007
8,235,000		Total Warrants March 31, 2006

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

7.

Share capital continued...

c)

Stock options

	Number of Options	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at March 31, 2006	3,050,000	0.15*	November 14, 2008

*

The options issued are exercisable at a price of $0.15 per share until April 14, 2006, from April 15, 2006 to April 14, 2007, these options are exercisable at a price of $0.20 per share.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.  During the three months ending March 31, 2006, no stock options were exercised or granted.

During 2003, the Company granted 1,950,000 common share incentive options to directors and  employees exercisable at $0.61 per share to November 14, 2008.  The options vest over the 18   month period following the date of grant.  Based upon the Black-Scholes option valuation model,   a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to   the options granted is approximately $100,000 of which $Nil (2004 – $4,206) was recognized during the year.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option.  Changes in these   assumptions can materially affect the fair value estimate and therefore it is management’s view   that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants and warrant issuances.

8.

Commitments and contingencies

-

The Company is committed to make aggregate monthly payments of $18,000 (2004 - $3,000) to related parties for management fees, rent and legal fees.

-

In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim insisting that Gardner and Preto are not entitled to indemnification, asserting that these directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company considers this claim to be without merit and that any loss to the Company as a result of this claim is underminable at this time.

-

The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement.

-

The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company’s banking resolution removed from the Company’s bank account during 2004.  The amount claimed is currently reflected as Development fees in the Company’s December 31, 2004 financial statements, and no provision for its future recovery has been recorded.

-

On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

GETTY COPPER INC.

INTERIM NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

MARCH 31, 2006

(stated in Canadian dollars)

9.

Related party transactions

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	March 31, 2006	March 31, 2005

Accounts payable	$ 24,410	$ 42,500
Loan from Freeway Properties Inc.	$ Nil	$ NIL

Expenses:
Management fees	$ 7,500	$ 7,500
Professional fees	$ 45,210	$ 68,812
Rent	$ 1,500	$ 1,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

MARCH 31, 2006

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties.  Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The company has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have been the subject of historical mineral resource estimates that do not meet the  requirements of the CIM classifications referenced in National Instrument 43-101.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.

Earlier estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of  indicated resources of 0.43% copper in the oxide zone and 400 000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cutoff grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cutoff grade for the sulphide zone of 0.30% copper.

Although the Company believes these resource estimates on the Getty North deposit are relevant, it is cautioned that the resource estimates are historical in nature and do not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. These estimates have not been verified by a Qualified Person.

The Company further understands that these resource estimates were developed after a review of all geological information available at the respective times that they were delivered to the Company.

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper.  Subsequently, in 1996, Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the historical technical information and to prepare a National Instrument 43-101 compliant resource estimates.  This report is expected to be completed by the consultant before the end of the 2nd quarter of 2006.

As a result of a disclosure review undertaken by the BC Securities Commission, the Company has retracted all past references to mineral reserves and because the Company does not have a current technical report in compliance with National Instrument 43-101, it has retracted any reference to a current mineral resource.

The Company’s other identified potential mineral zones, “Northwest”, “Southwest”, and “Central” are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist.  The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs.  In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario.  In addition, Innovat Limited initiated a pilot plant-testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process.  This testing program is expected to be completed in the second quarter of 2006.  The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology.

The price of copper has significantly improved in 2005 as a result of increasing worldwide consumption and decreasing world copper inventory.  Recent widely read business journals predict that metal prices in 2006 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production.  The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company is involved in a multi-party lawsuit that is scheduled for trial in the spring of 2007.  Significant legal expenses will result in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties.  Between January 1, 2004, and March 31, 2006 the Company has raised $1,965,250 by way of private placement financing.

The Company’s working capital increased to ($85,252) for the three months ending March 31, 2006 from ($320,311) at December 31, 2005, the increase of $235,059 in working capital can be attributed directly to a private placement completed during the three months ending March 31, 2006.  The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

The Company’s total assets increased during the three months ending March 31 2006 to from December 31, 2005 by $208,025, due to $ 500,000 in funds raised from shares issued for cash.  The Company reduced it’s liabilities by $116,846, the balance of the decrease can be attributed to operating costs.  Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights.  The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the three months ending March 31, 2006 increased by $101,458 over the loss reported at March 31, 2005.   General and administrative expenditures for the three months ending March 31, 2006 increased to $171,919 compared to $71,022 at March 31, 2005.  The comparative increase in administrative expenses between the three months ending in March 2006 and 2005 can be attributed to an increase in professional fees by $22,789 in 2006 and a $77,332 Income tax recovery recognized in the three months ending March 31, 2005.

Professional fees for the three months ending March 31, 2006 $133,543 (2005 - $110,754) which include $128,649 (2005- $102,429) for legal and court fees, $4,093 (2005 - $8,325) in accounting fees and $800 (2005- Nil) consulting fees.  The other administration expenses, ie office, telephone, rent, etc are comparable to the previous years quarter March 31, 2005.   Also during the three months ending March 31, 2006  $Nil (2005 - $77,332) was recorded to reflect the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability  recorded on the issuance of flow- through shares.  The income statement reflects this recovery and the benefit is charged to cost of shares issued.

Selected Quarterly Information for the three months ending:

March 31, 2006

March  31, 2005

Loss for the quarter

($171,919)

(70,461)

Loss per share:

($0.004)

($0.002)

Assets

$4,095,377

$4,003,358

Summary of Quarterly Results

	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004	Sept. 30 2004	June 30, 2004
Revenue	$2,774	$11,276	$8,856	$8,552	$5,524	$2,243	$25,648	$ 18,336
Loss before Extraordinary items	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584	$260,713	$359,605
Net loss	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584	$260,713	$359,605
Loss per share	$0.0044	$0.0084	$ 0.0060	$ 0.0032	$ 0.0022	$0.0197	$0.0092	$0.0130
Loss per share diluted	$0.0034	$0.0067	$0.0046	$ 0.00026	$ 0.0018	$0.0158	$0.0080	$0.0111

Total Commitments

less than a year

1-3 years

Rent

$    4,500

$    6,000

Management Fees

$  22,500

$  30,000

Legal Fees

$135,000

$  Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production.  All of the Company’s properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of December 31, 2005, the Company had granted 3,050,000 stock incentive options, thus; 439,231 common shares remain reserved for issuance under the Company's share option plan.  As of the date of this report no options have been exercised.   The options issued are exercisable at a price of $0.15 per share unit April 14, 2006. From April 15, 2006 to April 14, 2007, these options are exercisable at a price of $0.20 per share.  From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

Financing Activities

During the year ended December 31, 2004, 750,000 warrants were exercised at $0.22, resulting in 750,000 common shares issued for $165,000.  These warrants from the 2002 private placement expired on September 24, 2004.

On May 6, 2004 the Company announced a private placement for gross proceeds of up to $300,000. Each unit will consist of one share valued at $0.65 and a full warrant to purchase a further share of common stock for a period of 2 years at $0.70 per share. The proceeds of the private placement of units were to be used for working capital. The TSX Venture Exchange approved this private placement July 21, 2004, however on September 9, 2004, the former interim president cancelled this private placement, without board approval.

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000. No finder’s fees or commissions were paid.  Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.

On May 13, 2005 the Company completed a private placement for gross proceeds of $200,250. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.20 in the first year and $0.25 in the second year. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement were subject to a four-month hold period.

On January 18, 2006 the Company completed a private placement for gross proceeds of $500,000. Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months. No finder’s fees or commissions were paid. Proceeds from the private placement will be used to fund the Company’s exploration or development programs, to pay ongoing expenses and for general working capital.  All securities issued pursuant to this private placement are subject to a four-month hold period expiring May 16, 2006.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained.  However, the Company believes such funding is obtainable through private placements and share for debt settlements.

Outlook

The Company continues its efforts to further develop its mineral properties.  Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties.  However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2005 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the three months ending March 31, 2006, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company’s management remains committed to the development of the Company’s Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the period a professional accounting firm to which a director is associated billed the Company $3,710 in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $10,700 for the director’s time and disbursements for representing the Company in examinations of discovery carried out during the three months ending March 31, 2006.  The President and director of the Company billed the company $800 for consulting fees.  John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $30,000 for legal fees, as general counsel.  For the three months ending March 31, 2006, the Company also paid $1,500 office rent and $7,500 management fees to companies controlled by the Managing Director.

During the 2005, two directors of the Company purchased 650,000 common shares of the Company as part of a non-brokered private placement resulting in proceeds to the Company of $97,500.

During the period, two directors of the Company purchased 1,250,000 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $125,000.

Outstanding share data

As of March 31, 2006, there were 39,078,657 common shares outstanding.

Additional Disclosure

In December 2004 Highland Valley Copper terminated its option agreement with the Company after spending $1.2 million on exploration, line cutting (220 km), IP (>150 km) and diamond drilling 5,030.2 meters.  Diamond drilling on the Getty West (3 holes), Cinder Hill (6 holes), Glossie (1 hole) and North Valley (8 holes) IP and geological targets.  No new additions to resources were made.  A detailed review is contemplated in 2006.  Future exploration is planned by the Company.

The Company announced that no significant mineralization was encountered in the drilling program carried out by the Company during 2004 to test a possible extension of the Getty North Deposit. The completed program, costing $971,547, included a 3.0 km by 2.6 km, 57 line km grid located in the same structural corridor and immediately north of the Getty North Deposit. A total Field Magnetic and Induced Polarization geophysical survey was carried out and B-horizon soil geochemistry is being evaluated.

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak.  The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a  1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue.  In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

The Transvaal mineral claims were conditionally acquired in 1996 through an option agreement with Genco Resources Inc. (formerly Globe Resources Inc.), and are subject to a 1-1/2% net smelter royalty.  The Company had a commitment to spend no less than $525,000 on exploration and development during the seven years following the acquisition.  Once this condition was met, the Company and Genco Resources Inc. were to enter into a joint venture. The Genco agreement expired on December 31, 2003, without the Company meeting its commitments. The Company then entered into an agreement to acquire 100% of the Transvaal claims from Genco for a purchase price of $275,000 to be paid by issuing Company shares.  This transaction was not consummated.

On January 10, 2005 former director Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vic Preto and others.  Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto’s claim for indemnification as the Company does not believe they are entitled to it under corporate law, asserting that both Gardner and Preto did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company’s board of directors nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On March 14, 2006, the Company filed for leave of the Supreme Court of British Columbia to issue a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

2005 Exploration Expenditures

In 2005, the Company completed $749,562 of exploration and metallurgy in the Getty North area.  A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and deposited near the Getty South deposit.  A 10-hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multielement geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit.  The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

The Company, in the Spring of 2005, embarked on a metallurgy test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Getty’s resource samples which have been forwarded to Lakefield. Additionally the Registrant has contracted with Innovat Limited of Ontario to test the viability of using Innovat’s proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield. It is estimated that the cost of these two programs will total approximately $700,000.

Planned exploration for 2006

An exploration program is planned, on the Getty properties.  These programs will be conducted under the British Columbia “Best Practices Exploration Guidelines” under the direction of a suitable qualified Professional Geoscientist or Engineer registered with Association of Professional Engineers and Geoscientists of British Columbia.  The details of this program are still subject to board approval and financing.

Dependant upon the results of the metallurgy testing program being carried out at SGS Lakefield, the Company may commission a preliminary feasibility study to investigate the viability of proceeding to the production phase.

Subsequent Events

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

Form 52-109F2 Certification of Interim Filings

I, Jean Jacques Treyvaud Ph.D Econ., CEO of Getty Copper Inc. certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings of Getty Copper Inc. (the issuer) for the three months ending March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: May 26, 2006

“Jean Jacques Treyvaud”

Jean Jacques Treyvaud

Chief Executive Officer, Director

Form 52-109F2 Certification of Interim Filings

I, Don Willoughby FCA, CFO of Getty Copper Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Interim Filings of Getty Copper Inc. (the issuer) for the three months ending March 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

 (b)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

Date: May 26, 2006

“Don Willoughby”

Don Willoughby

Chief Financial Officer, Director